March 16, 2006

Mail Room 4561

Zach Bair
President and CEO
Immediatek, Inc.
10488 Brockwood
Dallas, TX. 75080

	Re:	Item 4.02 Form 8-K
		Filed on March 9, 2006
		File No. 000-26073

Dear Mr. Bair,

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comments:

1. We note the Company is reducing 2003 stock compensation expense based on an appraisal prepared by an independent third-party. It appears from your disclosure that the Company is changing its method of determining the fair value of common stock issued for compensatory purposes from utilizing quoted market prices to relying upon a third party valuation. If true, tell us your basis in GAAP for relying on an independent appraisal as opposed to the quoted market price of your common stock to determine the fair value of equity issuances for goods and services. In your response address the Company`s consideration of paragraphs 5, 6 and 58 of SFAS 107 in assigning a fair value, other than a fair value based quoted market prices, to common stock underlying option and warrants or common stock issued for goods and services.

2. Tell us how your 2003 "revaluation" of equity issuances impacts your responses set forth in your letters dated July 5, 2005 and October 18, 2005, to our comments on your 2004 10-KSB and March 31,
2005 and June 30, 2005 10-QSB. Specifically address your responses to our comment no.`s 6 and 9 in your letter dated July 5, 2005 and no.`s 9, 10 and 13 in your letter dated October 18, 2005. Provide any additional information necessary to clarify or supplement your prior responses to our comments.
3.
Tell us what you mean by your disclosure that "...previous grants of options and warrants by the Company has not been properly disclosed during the year ended December 31, 2004 and the quarter ended June 30, 2005." Explain how you are determining the fair value of the equity issuances in fiscal 2004 and interim period through June 30,
2005 interim period. Specifically address how you determine the fair value of common stock underlying equity issuances for goods, services and employee compensation expense, how you determine the fair value of options and warrants granted, the period over which you expense these equity issuances and the authoritative literature that supports your accounting.

4. We note that you concluded your disclosure controls and your procedures were effective as of December 31, 2003 and 2004 in Form 10-Ks and interim reports through September 30, 2005. Tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2003 & 2004 and September 30, 2005, considering you did not discover errors until March 3, 2006.

      You should file your amendment as a Form 8-K/A in response to these comments within five business days from the date of letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions, please call Kari Jin, Staff
Accountant at (202) 551-3481.


								Sincerely,


								Kari Jin
								Staff Accountant



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Mr. Bair
Immediatek, Inc.
March 16, 2006
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